Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

February 7, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes

Re:	China Ginseng Holdings, Inc. Item 4.02 Form 8-K Filed January 5, 2011 File No. 000-54072

Dear Mr. Rhodes:
This letter is provided in response to your letter dated January 5, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Form 8-K
Item 4.02(a)

1.
We note that you have restated your financial statements for the years ended June 30, 2009 and 2008 and the nine month periods ended March 31, 2010 and 2009, in your amended Form 10 filed November 10, 2010. The restated interim periods in your amended Form 10 are not consistent with those disclosed here (i.e. the nine months ended September 30, 2010 and 2009). Please revise or advise.

Response:  Pursuant to your comment, we have corrected the error in the Form 8-K and the revised disclosure shall be read as follows:

“On December 17, 2010, the Board of Directors of the Registrant  concluded that the consolidated financial statements included in the Registrant’s Registration Statement on Form 10 for the years ended June 30, 2009 and 2008 and for the nine months ended March 31, 2010 and 2009 (uaudited), should no longer be relied upon…..”

2.
Please revise to provide additional disclosure regarding the nature and cause of the accounting errors identified in your amended registration statement. Your revised disclosure should enable an investor to understand the basis of such restatement. Refer to Item 4.02 of Form 8-K.

Response:  Pursuant to your comment, we are including an analysis and detailed explanation of the restatement for the respective periods for the years ended June 30, 2009 and 2008 and the nine month periods ended March 31, 2010 and 2009 as follows. We will also include the same analysis in the Amended Form 10 to restate Note A-Restatements to the audited financial statements originally dated November 10, 2010.

“Management and the Board of Directors of the Company discussed this matter with the Company’s principal accountants and decided to restate the financial statements for the years ended June 30, 2009 and 2008 and for the nine months ended March 30, 2010 and 2009. The effects of the restatements are presented in the following table:

	Nine months ended		Nine months ended		Year ended		Year ended
	March 31, 2010		March 31, 2009		June 30, 2009		June 30, 2008
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Receivable from farmers (2)	-	$118,249	-	-	-	$105,110	-	$52,555
Long-term payable- farmers(2)	-	315,330	-	-	-	280,293	-	140,146
Property and equipment, net(3)	$1,411,978	1,294,696	-	-	$1,498,529	1,381,247	$1,630,894	1,513,612
Ginseng crops, Non-current portion(2)	-	23,370	-	-	3,549,575	3,601,953	3,266,919	3,294,856
Additional paid-in capital (1)(2)(3)	4,243,566	4,384,382	$4,243,566	$4,436,409	4,243,566	4,420,548	4,243,566	4,299,995
Retained earnings(1) (2)(3)	(758,347)	(1,016,445)	-	-	(661,796)	(1,078,865)	(722,872)	(956,237)
Cost of sales(2)	253,690	301,107	879,356	926,719	836,216	899,367	232,609	292,263
Interest expense(1)	(15,361)	(96,289)	(27,478)	(111,865)	(27,231)	(147,784)	(4,701)	(67,517)
Net income (loss)(1), (2)	(96,551)	(224,896)	114,069	(17,681)	61,076	(122,628)	(451,353)	(573,823)
Earnings per share(4)	-	-	$(0.01)	$(0.00)	$(0.01)	$(0.00)	-	-

Notes:

(1)The Company determined that an imputed interest on loans with related parties that are non-interest bearing should be recorded as interest expense and a related capital contribution be recorded utilizing the Company’s borrowing rate.  The Company has accordingly computed the interest expense for each of the respective periods as follows:  $120,533 and $62,816 for the years ended June 30, 2009 and 2008; $80,928 and 84,387 for the nine months ended March 31, 2010 and 2009.  As the years prior to June 30, 2008 are not presented, an amount of $45,640 was reflected as an adjustment to the opening balance of the Company’s Accumulated Deficit.

(2)The Company determined that the agreements it had entered into with the local farmers for the cultivation of portions of the Company’s land should be recorded.  Accordingly, the Company has recorded the related receivables and payables due under the agreements and re-assessed its impairment computation utilizing the lower of cost or market rules.  The nature of these agreements is discussed further in Note G.  The following summarizes increases (decreases) resulting from these agreements:

	March 31, 2010	June 30, 2009	June 30, 2008
Receivable from farmers	$118,249	$105,110	$52,555
Ginseng crops- non current	23,370	52,378	27,937
Long term payables to farmers	315,330	280,293	140,146
Accumulated deficit	(170,222)	(122,805)	(59,654)
Cost of sales	47,417	63,151	59,654

Additionally, the Statement of Operations for the nine months ended March 31, 2009 was restated to reflect an additional impairment of Ginseng Crops of $47,363.

(3)Upon the initial acquisition of Yanbian in 2005, the Company recognized negative goodwill of $ 117,282 as the excess of the fair value of the net assets of Yanbian over the purchase price.  This negative goodwill resulted from two transactions, the initial acquisition of 55% and the subsequent acquisition of the remaining 45% of Yanbian.  The Company erroneously recorded the negative goodwill relating the initial 55% acquisition as income rather than reducing its’ non-current assets, which was property and equipment. The Company also erroneously recorded the negative goodwill relating to the 45% acquisition as additional paid in capital.  The Company restated its’ financial statements by decreasing its Property and equipment by $117,282, decreasing its Additional paid-in capital by $52,027 (representing the 45% acquisition) and decreasing its’ Opening accumulated deficit by $65,255 (representing the 55% acquisition.)

(4) Adjustment of loss per share. The previously presented amounts were erroneously rounded from $ (0.00) to $ (0.01).”

3.
We note your Board of Directors concluded on December 17, 2010, that your previously issued financial statements should no longer be relied upon. We also note your statement that you have re-filed your registration statement on Form 10, yet we were unable to locate an amended Form 10 filed on or after the date of your conclusion, December 17, 2010. Please advise.

Response:  We filed registration statement on Form 10 on August 6, 2010, file number 000-54072. On November 10, 2010, we filed Amendment No. 1 to Form 10. To date, we have not filed any amendment to this registration statement except Amendment No.1 and we plan to file Amendment No. 2 to Form 10 including restated financial statement for years ended June 30, 2009 and 2008 and the nine month periods ended March 31, 2010 and 2009. Pursuant to your comment, we have revised our disclosure as follows:

“Management and the Board of Directors of the Company discussed this matter with the Company’s principal accountants and decided to restate the financial statements for the years ended June 30, 2009 and 2008 and for the nine months ended March 30, 2010 and 2009. The effects of the restatements are presented in the following table:

….

In addition, the Company will file amended Registration Statement on Form 10 as a result of the matters described above.”

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Changzhen Liu